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                              June 22, 2023

       Daniel Burrows
       Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Waterloo House
       100 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed June 20, 2023
                                                            File No. 333-271270

       Dear Daniel Burrows:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Use of Proceeds, page 92

   1. We note your disclosure that "[a]n increase in the offering price above the midpoint of the estimated offering
price range set forth on the cover page of this prospectus will result in
                                                        [you] selling fewer
Common Shares such that [y]our gross proceeds will not exceed
                                                        $100.0 million." Please
tell us how this offering term is consistent with the requirement of Item 501(b)(2) of
Regulation S-K to disclose the amount of securities offered. In addition, such
disclosure does not appear to be customary. If you believe it is, please
 Daniel Burrows
Fidelis Insurance Holdings Limited
June 22, 2023
Page 2
         advise and provide examples. Also tell us where these arrangements or understandings, for decreasing or increasing the number of shares to be sold if you price above or below the midpoint, are written, or advise. We do not see this in the underwriting agreement.
         Disclose the formula for determining how many shares will be sold depending on how far above or below the midpoint you actually price.
Exhibit Index, page II-4

2. Please revise the legend to your Exhibit Index to clearly identify which exhibits contain redactions pursuant to Item 601(b)(10)(iv) of Regulation S-K by using a unique symbol to identify such exhibits. In this regard, we note your disclosure that "**" indicates both exhibits with schedules that have been omitted pursuant to Item 601(a)(5) of Regulation
         S-K and exhibits with portions that have been redacted pursuant to
Item 601(b)(10)(iv) of
         Regulation S-K. In addition, please revise each exhibit that has redactions to include a prominent statement on the first page of the exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential, and add brackets indicating where the information has been omitted from the filed version of the exhibit. Refer to Item
         601(b)(10)(iv) of Regulation S-K.
        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at
202-551-3859 with any other questions.



FirstName LastNameDaniel Burrows                               Sincerely,
Comapany NameFidelis Insurance Holdings Limited
                                                               Division of
Corporation Finance
June 22, 2023 Page 2                                           Office of
Finance
FirstName LastName